Exhibit 99.1

China Jo-Jo Drugstores Announces $2.625 Million Registered Direct Offering

HANGZHOU, China, January 20, 2023 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (Nasdaq: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced that it has entered into definitive agreements with a number of investors providing for the issuance of 1.75 million ordinary shares, at a purchase price of $1.50 per share, in a registered direct offering for aggregate gross proceeds of $2.625 million. Jo-Jo Drugstores also agreed to issue to the investors registered warrants to purchase up to 5.25 million ordinary shares. The warrants will have a term of three years, be exercisable immediately at an exercise price of $2.50 per share. The closing of the sale of the securities is expected to occur on or about January 24, 2023, subject to satisfaction of customary closing conditions.

Jo-Jo Drugstores intends to use the net proceeds from the offering for general corporate purposes and working capital.

The ordinary shares and warrants described above are being offered pursuant to a “shelf” registration statement on Form F-3 (File No. 333-259692), which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on December 19, 2022. The ordinary shares and warrants described above may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the final prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company’s encourages you to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao
Chief Financial Officer
+86-571-88077108
frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao
Ascent Investor Relations LLC
+1-917-609-0333
tina.xiao@ascent-ir.com